SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 24 October, 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------





October 24, 2007



                      BP RESTRUCTURING TO SECURE LONG-TERM

                                NORTH SEA FUTURE



BP is today announcing proposed plans for important changes to its North Sea organisation, headquartered in Aberdeen, designed to secure a long-term future for the company's oil and gas business in the UK.


The changes are intended to simplify the organisation and improve the efficiency of work processes in response to the challenges of the increasingly mature North Sea, where declining production and rapidly rising costs have created business conditions which are not sustainable in the long term.


The new structure will mean fewer organisational units and reduced management layers. This will allow consolidation of onshore non-technical support activities, leading to economies of scale and reduced complexity.


Regrettably, the company anticipates that the changes will result in the loss of some BP staff and contractor positions which support its operations in the UK. BP estimates that somewhere in the region of 350 positions could be affected, from a total onshore staff and contractor workforce of 2,100. Most of these office-based support jobs are based in BP's North Sea operations HQ in Aberdeen.


The company will consult with staff over the coming months and into 2008 on how these changes will be implemented and seek their views on how the impact on jobs can be minimised or mitigated.


Andy Inglis, BP's chief executive for Exploration and Production, said: "These plans are an important step in delivering BP's agenda of simplifying how the company is run and ensuring resources are focused on front-line delivery. Furthermore, they will help secure our continuing presence in the UK's North Sea."


The changes will be introduced in a carefully considered and measured programme over the next six months, so that BP can continue to focus on its priorities of safe operations and maximising the value of its $3 billion to $4 billion annual investment in the North Sea.


There will be no impact on the workforce offshore or on plant-based positions at onshore sites.


Plans for moving staff to BP's new North Sea headquarters in Aberdeen are unchanged and the company expects the new organisation to be fully implemented in time for the move during the first part of 2008.


Notes to editors:


  - BP has been a major operator in the North Sea for over 40 years. It currently produces around 350,000 barrels of oil and gas a day from the UKCS.


  - BP spends some $3 billion to $4 billion annually in its UK North Sea business through new investment and operating expenditure.


  - In total, BP currently employs around 2,500 staff and 550 core contractors onshore and offshore in its UK North Sea business.


  - In 2004 BP produced 550,000 barrels per day of oil in the UK North Sea, employing around 1800 people (onshore staff and core contractors). In 2007, production levels are around 350,000 barrels per day with 2100 people employed onshore.


  - In addition to the Aberdeen HQ, BP has UK onshore staff at Sullom Voe terminal in Shetland, the Kinneil terminal near Grangemouth, the CATS terminal at Teesside, the Dimlington terminal on Humberside and the Wytch Farm oilfield in Dorset.


  - In the first part of 2008 BP will move its Aberdeen headquarters into new offices in Dyce built by the developer Goodman.



Further information:


David Nicholas, BP press office, London:      +44(0)20 7496 4708

Joanne McDonald, BP press office, Aberdeen:   +44(0)1224 832030

Richard Grant, BP press office Aberdeen:      +44 (0)1224 832347


                                    - ENDS -


                                         SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 24 October, 2007                       /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary